UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☑ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2020

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

COMSovereign Holding Corp.
Full Name of Registrant

Former Name if Applicable

5000 Quorum Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Dallas, TX 75254
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than 5 days after its original due date.

Part IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel L. Hodges

5000 Quorum Drive, Ste. 400

Dallas, TX 75254

(904) 834-4400

(2)	Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMSOVEREIGN HOLDING CORP.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2020	By:	/s/ Daniel L. Hodges
Daniel L. Hodges
Chairman and Chief Executive Officer